AH
8-17-2004

04019743

33 8/12

ITED STATES
EXCHANGE COMMISSION
agton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48192

AUG 04 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morgan Peabody, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4400 Coldwater Canyon Ave, Suite 100
(No. and Street)

Studio City (City) CA (State) 91604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Creaser 818-761-7100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Manson, CPA
(Name – *if individual, state last, first, middle name*)

18552 MacArthur Bl, #208 (Address) Irvine (City) CA (State) 92612 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Zeiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Peabody, Inc., as of 12/31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NICHOLAS JAMES RICH
Commission # 1460319
Notary Public - California
Los Angeles County
My Comm. Expires Jan 5, 2008

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of Los Angeles } ss.

On March 29, 2004 before me, Nicholas Rich, Notary Public
Date — Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared Robert Zeiger,
Name(s) of Signer(s)

☒ personally known to me
☐ proved to me on the basis of satisfactory evidence

NICHOLAS JAMES RICH
Commission # 1460319
Notary Public - California
Los Angeles County
My Comm. Expires Jan 5, 2008

to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she~~/~~they~~ executed the same in his/~~her~~/~~their~~ authorized capacity(~~ies~~), and that by his/~~her~~/~~their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

WITNESS my hand and official seal.

Nicholas J. Rich
Signature of Notary Public

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Annual Audited Report: Form X-17A-5 (Facing Page)

Document Date: Not Dated Number of Pages: 2

Signer(s) Other Than Named Above: ____________

Capacity(ies) Claimed by Signer

Signer's Name: Robert Zeiger

☐ Individual
☒ Corporate Officer — Title(s): President
☐ Partner — ☐ Limited ☐ General
☐ Attorney-in-Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: ____________

Signer Is Representing: Morgan Peabody, Inc.

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.

AUDITED FINANCIAL STATEMENTS

December 31, 2003

MICHAEL MANSON
An Accountancy Corporation
CERTIFIED PUBLIC ACCOUNTANT
18552 MacArthur Blvd., Suite 208
Irvine, California 92612
Tel: (949) 260-0560 Fax: (949) 622-0033

March 27, 2003

Board of Directors
Morgan Peabody, Inc.
Fka Richmond Hillcrest & Company, Inc.

Independent Auditor's Report

We have audited the accompanying balance sheet of Morgan Peabody, Inc. fka Richmond Hillcrest & Company, Inc. as of December 31, 2003 and 2002 and the related statement of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on them based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Peabody, Inc. fka Richmond Hillcrest & Company, Inc. at December 31, 2003 and 2002, and the results of their operations and cash flows for the years then ended, in conformity with generally accepted accounting principles applied on a basis consistent with that of the preceding year after giving retroactive effect to the restatement of preferred stock reclassified to debt as described in Note 4 to the financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule 2 and the statement of changes in debt subordinated to claims of general creditors, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17A-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,

Michael Manson

MICHAEL MANSON
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANT

18552 MacArthur Boulevard, Suite 208 ☐ IRVINE, CALIFORNIA 92612
☐ (949) 240-0650 ☐ (949) 622-0033 (fax)

Morgan Peabody, Inc.
Board of Directors

We have examined the financial statements of Richmond Hillcrest & Company, Inc. as of December 31, 2003, and have issued our report there on dated March 27, 2004. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and notice pursuant to Rule 17a-5. This study and evaluation included a review of the accounting system, the internal accounting controls, and the procedures for safeguarding firm assets. Regulation T states that the scope of the audit and review of the accounting system, the internal accounting controls, and procedures for safeguarding customer and firm assets must be sufficient to provide reasonable assurance that any material inadequacies existing at the date of the examination would be disclosed, Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance on the system of internal accounting control in determining the nature, timing, and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily required estimates and judgements by management. However, for the purposes of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management with the framework of a cost/benefit relationship.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instruction, mistakes of judgement, carelessness, or other personal factors. Control procedures whose effectiveness depend on segregation of duties can be circumvented intentionally by management either with respect to the estimates and judgements required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting for the year ending December 31, 2003, which was made for the purpose set forth in the first paragraph above and which would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that we believe to be material.

The foregoing conditions were considered in determining the nature, timing and extent of audit tests to be applied in our examination of the financial statements. This report of such conditions does not modify our report date of March 27, 2004 on such financial statements.

Sincerely,

Irvine, California 92612
March 28, 2004

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.
BALANCE SHEET

	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS		
Cash	$ 81,480	$ 69,599
Due from Clearing Firm	14,243	2,100
Income Tax Refund Receivable	-0-	-0-
Total Current Assets	95,723	71,699
PROPERTY & EQUIPMENT		
Equipment	-0-	21,849
Leasehold Improvements	-0-	-0-
Less Accumulated Depreciation	-0-	(21,849)
Total Property & Equipment	-0-	-0-
OTHER ASSETS		
Security Deposit	-0-	4,098
Clearing Deposit	74.412	90,378
Investment	2,835	1,000
Total Other Assets	77,247	95,476
Total Assets	$ 172,970	$ 167,175

See Notes to Financial Statements

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.
BALANCE SHEET

	December 31, 2003	December 31, 2002
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable	$ 26,648	$ 33,316
Payable Due Clearing	584	1,625
Note Payable	10,000	20,000
Income Taxes Payable	1,600	800
Total Liabilities	38,832	55,741
STOCKHOLDER'S EQUITY		
Common Stock (2,000 shares authorized, 1,000 shares issued)	1	1
Paid in Capital	331,999	291,999
Retained Earnings (Deficit)	(197,862)	(180,566)
Total Stockholder's Equity	134,138	111,434
Total Liabilities and Stockholder's Equity	$ 172,970	$ 167,175

See Notes to Financial Statements

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
For the Years Ended

	December 31, 2003	December 31, 2002
INCOME		
Earned Revenue	$ 66,484	$ 105,174
OPERATING EXPENSES		
Schedule 1	83,821	186,346
NET INCOME (LOSS) FROM OPERATIONS	(17,337)	(81,172)
OTHER INCOME (EXPENSE)		
Interest, net	841	(2,022)
Other	-0-	-0-
Total Other Income (Expense)	841	(2,022)
NET INCOME (LOSS) BEFORE INCOME TAXES	(16,946)	(83,194)
PROVISION FOR INCOME TAXES (CREDIT)	800	32,355
NET INCOME (LOSS)	(17,296)	(115,549)
BEGINNING RETAINED EARNINGS (DEFICIT)	(180,566)	(65,017)
ENDING RETAINED EARNINGS (DEFICIT)	$ (197,862)	$ (180,566)
EARNINGS (LOSS) PER SHARE	$ (17.30)	$ (115.55)

See Notes to Financial Statements

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.
OPERATING EXPENSES
SCHEDULE 1

	December 31, 2003	December 31, 2002
Clearing Charges	$ 16,892	$ 11,331
Rent	15,043	25,669
Office Salaries	14,500	49,547
Professional Fees	6,975	5,477
Telephone & Communication	6,693	18,725
Office Expense	6,562	5,034
Registration & License	3,584	6,425
Storage	3,230	-0-
Travel & Entertainment	2,950	27,250
City Tax	1,791	2,030
Bank Charges	1,603	2,576
Payroll Taxes	1,281	3,367
Commissions & Broker Salaries	1,000	8,383
Insurance	838	2,158
Exchange Fees & Quotes	477	2,329
Miscellaneous	245	6,161
Customer Write Offs	157	598
Auto	-0-	6,206
Parking/Access/Auto	-0-	1,561
Consulting	-0-	1,519
	$ 83,821	$ 186,346

See Notes to Financial Statement

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF CASH FLOWS
For the Years Ended

	December 31, 2003	December 31, 2002
CASH FLOW FROM OPERATIONS		
Net Income (Loss)	$ (17,296)	$ (115,549)
Depreciation	-0-	-0-
Change in Due from Clearing Firm	(12,143)	47,793
Change in Income Tax Refund Receivable	-0-	7,039
Change in Clearing Deposit	15,966	11,010
Change in Security Deposit	4,098	-0-
Change in Investment	(1,835)	2,300
Change in Accounts Payable	(6,668)	(14,080)
Change in Payable Due Clearing	(1,041)	(3,358)
Change in Deferred Tax Credit	-0-	29,078
Change in Income Taxes Payable	800	(6,730)
Change in Note Payable	(10,000)	20,000
Change in Payroll Taxes Payable		(396)
Net Cash Flows from Operating Activities	(28,119)	(22,893)
CASH FLOW FROM INVESTMENTS		
Change in Property, Plant & Equipment	-0-	-0-
Net Cash Flows from Investments	-0-	-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Change in Preferred Stock	-0-	(20,000)
Change in Paid in Capital	40,000	57,000
Net Cash Flows from Financing Activities	40,000	37,000
NET INCREASE/(DECREASE) IN CASH	$ 11,881	$ 14,107
Beginning Cash	$ 69,599	55,492
Ending Cash	$ 81,480	$ 69,599

See Notes to Financial Statements

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.
STATEMENT OF STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2003

	COMMON STOCK DOLLAR AMOUNT	PREFERRED STOCK DOLLAR AMOUNT	PAID IN CAPITAL	RETAINED EARNINGS
Balance at January 1, 2003	$ 1	$ -0-	$ 291,999	$ (180,566)
Capital Contributed			40,000	
Net Loss	0	0	0	(17,296)
Balance at December 31, 2003	$ 1	$ -0-	$ 331,999	$ (197,862)

See Notes to Financial Statement

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.
COMPUTATION OF NET CAPITAL
December 31, 2003

SCHEDULE 2

NET CAPITAL	$ 134,138
Less Adjustments:	-0-
Total Net Capital	134,138
COMPUTATION OF NET CAPITAL REQUIREMENTS	
Minimum Dollar Net Capital Requirement	(100,000)
Excess Net Capital Requirement	$ 34,138
Excess Net Capital at 1000%	134,138
AGGREGATE INDEBTEDNESS	$ 38,832
Ratio: Aggregate Indebtedness to Net Capital	.289 to 1.00
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2003)	
Net Capital as reported in Company's Part II (Unaudited) Focus Report	$ 139,023
Less Adjustments:	
Increase in accounts payable	4,085
Increase in tax provision	800
Total Adjustments	4,885
Net Capital as Reported Above	$ 134,138

See Notes to Financial Statement

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.

Notes To Financial Statements
December 31, 2003

Note 1: Summary of Significant Accounting Policies

Organization:

The Company is a registered broker dealer and member of the National Association of Security Dealers and Securities Investor Protection Corporation.

Change of Name:

The Company changed its name in early 2004 to Morgan Peabody, Inc. from Richmond Hillcrest, Inc.

Income Taxes:

The Company uses the accrual method for both financial reporting and tax reporting purposes. Timing differences between book and tax income can occur due to differences between the income tax laws and financial reporting standards.

Property & Equipment:

Depreciation of leasehold improvements and equipment is provided using both the straight line method and accelerated methods over estimated useful lives of 5 to 7 years. Leasehold improvements are amortized over the lesser of the life of the lease or estimated useful life of the improvements.

Cash and Cash Equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less at date of purchase to be cash equivalents.

Concentrations of Credit Risk:

Financial instruments which potentially subject the Company to a concentration of credit risk are cash and cash equivalents. The Company currently maintains a majority of its day to day operating balances with one major institution. At times, cash balances may be in excess of FDIC insurance limits.

Risks and Uncertainties:

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c-1), which requires the maintenance of minimum net capital rule and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2003, the Company had net capital of $134,138 which was $34,138 in excess for its required net capital of $100,000.

Note 3: Pension Plan

The Company entered into a Section 401-k qualified pension plan. Employees may contribute up to 15% of their salary with a maximum determined by IRS regulations. The Company is not required to make a contribution but may also make a contribution on behalf of qualified employees. No contributions have been made during this year.

Note 4: Note Payable

The Company did not redeem its preferred stock in under a mandatory redemption agreement during 2002. As such it has reclassified, $20,000 of preferred stock to note payable. On February 5, 2003 the Company entered into an agreement with Weck-Story to convert the preferred stock to a note payable. The scheduled payment schedule for the note is $7,500 due February 5, 2003 and thereafter every quarter $2,500 until the note is paid in full. However, if the Company prepays $10,000 on the note after paying the first scheduled payment of $7,500 then they will be entitled to a discount of $2,500. Interest rate is zero. The Company only paid $10,000 of the note during the year 2003. The current balance outstanding is $10,000.

Note 5: Change of Ownership

On March 23, 2004, WFG Holdings, Inc. purchased 100% of the stock in the Company from Mr. Robert Zeiger. The agreement is contingent upon the passing of the NASD notification period.

MORGAN PEABODY, INC.
FKA RICHMOND HILLCREST & COMPANY, INC.

Notes To Financial Statements
December 31, 2003

Note 6: Provision for Taxes

The Company has net operating loss carryforwards of $59,087 from year 2001; $85,230 from year 2002; and $17,296 from year 2003. The SRLY tax regulations severly limit the carryover of losses where there has been a majority stock change ownership. Therefore, these carryovers may not be ever realized.

Deferred Tax Credit	$ 42,924
Less: Valuation Allowance	(42,924)
Net Deferred Tax Credit	$ -0-

Note 7: Commitment

The Company entered into sub-let arrangement for office space located at 4400 Coldwater Canyon Avenue, Suite 100, Studio City, California. The start date is April 1, 2004 with the end date July 31, 2007. Monthly base rent is for $6,510. There are operating expense pass throughs and each August a annual cost of living increase. The minimum annual payments under this lease are:

Year	Amount
2004	$ 52,080
2005	78,120
2006	78,120
2007	45,570
Total	$ 253,890